PRELIMINARY OFFERING CIRCULAR DATED MAY 31, 2016

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90069

www.dstldjeans.com

UP TO 12,500,000 SHARES OF SERIES A PREFERRED STOCK

(CONVERTIBLE INTO 12,500,000 SHARES OF COMMON STOCK*)

* The Series A Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an Initial Public Offering. The total number of shares of the Common Stock into which the Series A Preferred may be converted will be determined by dividing the Original Issuer Price per share by the conversion price per share.

SEE “SECURITIES BEING OFFERED” AT PAGE 36

Series A Preferred Stock	Price to the Public	Underwriting discounts and commissions	Proceeds to issuer **
Per share:	$0.48	0.036	0.444
Total Maximum:	$6,000,000	450,000	5,550,000

** See “Plan of Distribution” for details regarding the compensation payable to placement agents in connection with this offering. The company has engaged North Capital Private Securities Corporation to serve as its sole and exclusive placement agent to assist in the placement of its securities.

The company expects that the amount of expenses, other than commissions, of the offering that it will pay will be approximately $80,000, not including state filing fees.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminate by the company in its sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

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GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

Sales of these securities will commence on approximately [date].

The company is following the “Offering Circular” format of disclosure under Regulation A.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

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TABLE OF CONTENTS

SUMMARY	- 1 -

RISK FACTORS	- 6 -

DILUTION	- 10 -

USE OF PROCEEDS TO ISSUER	- 15 -

OUR BUSINESS	- 16 -

THE COMPANY’S PROPERTY	- 25 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 26 -

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	- 29 -

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	- 32 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 33 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 35 -

SECURITIES BEING OFFERED	- 36 -

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS	- 41 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2015 AND DECEMBER 31, 2014	- 43 -

INDEX TO EXHIBITS	- 65 -

In this Offering Circular, the terms “we”, “DSTLD”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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SUMMARY

The Company

Overview

DSTLD (dis’til’d) is a modern lifestyle brand that strips away excess and impurities to present premium denim and ready-to-wear essentials without retail markup.

Our three brand tenets are:

LUXURY QUALITY

We craft the DSTLD line with upper echelon fabrics and finishes, premier caliber construction, and fit.

INDUSTRY-LEADING PRODUCERS

We work with some of the most sought-after factories and laundries in the industry – the same facilities producing for leading luxury apparel brands.

NO RETAIL MARKUP

We sidestep the middleman and sell our products ourselves, allowing us to offer top-tier quality without the standard 3-8 times retail markup.

We offer fashion essentials with premium brand quality at fast fashion prices. Our products include staples such as jeans, jackets, t-shirts and hoodies, in essential designs and a color palette of black, grey, white and denim.

We launched the DSTLD brand in June 2014 and have scaled rapidly:

●	Cumulative customer base of over 20,000 at 1/1/2016
●	Sales of $275,000 for November 2015
●	Average month-over-month gross sales growth of 9.3% since January 2015 (non-GAAP measurement of gross sales)
●	25% repeat customer rate
●	Gross margins of 37.6%

Growth Metrics

Since we launched DSTLD in 2014 through December 31, 2015, we have had 20,000 customers ordering over 45,000 different items. Monthly sales reached $275,000 in November 2015 with 110 skus (mens/womens split).

Gross Transaction Volume (“GTV”) represents the total dollar volume transacted by users on the DSTLD platform. GTV is a non-GAAP measurement, which differs from the presentation of revenues in the financial statements in that GTV is recorded at the time a user completes a transaction on DSTLD and does not account for returns or discounts. This is in contrast to the GAAP measurement of net revenues that are recognized when the product is shipped and accounts for returns and discounts. As such, these GTV figures are not representative of actual revenues or cash flow.

We have seen the following growth in DSTLD GTV to date:

2014 Q4 Gross Transaction Volume: $299,155.87

2015 Q1 Gross Transaction Volume: $359,346.29

2015 Q2 Gross Transaction Volume: $556,815.58

2015 Q3 Gross Transaction Volume: $693,542,03

2015 Q4 Gross Transaction Volume: $736,954.68

97% of our sales were directly through the DSTLD website with 3% from other channels including Spring App (a mobile marketplace app), international wholesale, and other third- party sellers.

Our Current Products

Currently, the DSTLD product assortment includes jeans, short, tees and tanks, sweatshirts, belts, and sunglasses. We produce our products at high-end factories producing for other leading premium denim and contemporary brands, and offer them at competitive pricing.

Our premium denim starts at $65, similar quality brands produced at the same factories wholesale for approximately $65 and retail for over $180. Our prices are in line with those of Zara, which is one of the largest clothing retailers, which suggests that our pricing is accessible to a large market.

Our Plans for DSTLD Products

Although we have focused primarily on denim and simple knits (tees and tanks) to date, we aspire to offer a full line of apparel and lifestyle products. We believe in a highly focused approach on fashion ‘essentials’ that have multi-year product lifecycles that allow us to iterate on product quality while keeping prices affordable and building long-term relationships with leading suppliers.

We aim to roll out products including jackets, button-down shirts, blazers, bags, sweaters, socks, underwear, shoes, and other product categories that allow customers to purchase their full wardrobe through DSTLD.

Our Differentiated Approach

‘Distilled’ Collection. Our focus is to produce a range of luxe essentials for the creative class that lives and works in denim. By distilling down our focus, we want to offer only core essentials in a monochromatic color scheme, by producing a range of non-seasonal apparel and accessories that are classic in design and never go out of style.

Contemporary quality and brand positioning, fast fashion pricing. Fashion retail is broken. Our goal is to fix the fashion industry by allowing the general population to have access to high quality product without waiting for the leftovers to go on sale. We plan to offer the same quality product as contemporary brands such as Theory, Vince, Rag & Bone, and All Saints, but priced closely to fast fashion brands such as Zara, H&M, and Topshop.

What We Believe Sets Us Apart

Digitally Competent. Our store is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We have acquired the majority of our customers via performance marketing and have acquired over 20,000 customers at a competitive and scalable price. Digital advertising channels, such as Facebook, allow us to track cost of acquiring a new customer and how much that customer spends over time.

Collaborative Design. User surveys to help influence design; we do small test orders to gauge product demand before large commitments; the company currently plans to develop ‘design lab’ for top customers to help identify new products, iterate on existing core products, and A/B test pricing.

Real-time data and just in time supply chain. All data is managed in real time through dashboard that integrate sales data, warehouse data from our 3PL, and site data from Analytics. Demand forecasting is paired with monthly or bi monthly deliveries from suppliers; keep weeks on hand low; show weeks on hand data; essentials collection approach allows for suppliers to build production efficiencies in replenishment programs and in some cases stock goods allowing for fast response to influxes in demand. In the future the company anticipates that suppliers can be given access to sales dashboards and automatically generate purchase orders on core products, within a predefined contract.

Our Growth Strategy

Continue to launch products. We intend to launch core products across multiple categories in order to drive up average order value and increase repeat customer rate. Categories include jeans, shorts, tee shirts, shirts, belts, leather accessories, bags, headwear, footwear, and outerwear.

Digital Marketing. We will continue to invest in proven digital consumer acquisition strategies, including Facebook, Instagram, display and retargeting while continuing to test emerging channels like Snapchat and Twitter.

Celebrity Product Placement. We intend to utilize public relations channels to ensure that our product is being seen on the most popular celebrity influencers, which will provide additional exposure and style validation for our entire product range.

Increased Global Distribution. By growing our paid acquisition channels and offering competitive pricing and shipping costs, we intend to grow beyond our home market into new countries in Europe, Asia, and Oceania.

Industry Background and Trends

E-Commerce for Clothing. With retail e-commerce revenue from apparel and accessories expected to reach 86 billion U.S. dollars in 2018, the industry appears to show no signs of slowing down. Many of the largest names in apparel and accessories retail offer online shopping to their consumers. In 2013, the market share of leading apparel e-retailers in the U.S. were measured, and subsequently ranked. Gap Inc. Direct, which was founded in 1969, came first with a market share of 7.27 percent. In comparison Footlocker, the sportswear and footwear retailer, held a 2.35 percent share of the market. Despite the large e-commerce revenue figure for apparel and accessories, the share of apparel and accessories sales in total U.S. e-retail sales from 2013 to 2018 reveals little indication of growth. In 2013, apparel and accessories sales accounted for 17 percent of total retail e-commerce sales in the U.S. By 2018, the share is only expected to grow half a percent to reach 17.5 percent. (Source: eMarketer).

Normcore Fashion Normcore wearers are people who do not wish to distinguish themselves from others by their clothing. This is not to mean that they are unfashionable people who wear whatever comes to hand, but that they consciously choose clothes that are undistinguished – except, frequently, for a highly visible label to impart prestige. (Source: Wikipedia).

Disintermediated Retail Consumers are becoming increasingly familiar with the retail disintermediation story, where products are sold direct to consumers without retail markup. Brands such as Dollar Shave Club, Warby Parker, and Everlane have been educating customers on this concept, which leads customers to seek out other brands that are offering high quality products at lower prices through a similar model. In an article titled “The New Trend that is Going to Change the Way You Shop”, The Zoe Report said “We’ll always have a soft spot for traditional retail (a visit to Barneys is never a bad idea), but in terms of saving money and time, your TZR editors are all aboard the direct-to-consumer trend. By eliminating the middlemen, online-only brands like Everlane, The Arrivals and StyleSaint avoid unnecessary price markups to give you chic, quality pieces at a modest cost. Consider their added perks from social consciousness to no-fuss return policies and speedy delivery—translation: no more stressful shopping trips to the mall!—and you’ll be sold on the strategy.”

Selected Risks Associated with the Business

Our company and our business are subject to a number of risks, which are set out in more detail in “Risk Factors.” Risks include the following:

●	Our auditor has issued a “going concern” opinion.
●	We are a new entrant to the clothing industry.
●	Our results of operations are subject to variable influences and intense competition.
●	New competitors may enter the market.
●	We may not be able to successfully implement growth.
●	We may not be able to respond to changing fashion trends.
●	We are subject to seasonal buying patterns.
●	If we cannot raise sufficient funds, we will not succeed.
●	We depend on a small management team.
●	There is no current market for any shares of the company's stock.

The Offering

Securities offered	Maximum of 12,500,000 shares of Series A Preferred Stock ($6,000,000). We have declined to set a minimum amount.
Common Stock outstanding before the offering	9,396,362 shares
Preferred Stock outstanding before the offering	20,714,518 shares
Preferred Stock outstanding after the offering	33,214,518 shares (see “Dilution” for more information on conversion of outstanding convertible notes)
Use of proceeds	The proceeds of this offering will be used for marketing, personnel, and product buys.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The company’s auditor has issued a going concern opinion

Our auditor has issued a “going concern” opinion on the company’s financial statements. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $789,052 and $335,441 as of December 31, 2015 and 2014, respectively.

We are a new entrant to the clothing industry.

We first organized as a company in September 2012 (as Denim.LA, LLC). As such, we are a new entrant to the clothing industry and do not have the same brand awareness and customer base as other players in the market space.

Our results of operations are subject to variable influences and intense competition.

Our company is sensitive to changes to in consumer spending patterns, consumer preferences, and overall economic conditions. We are also subject to fashion trends affecting the desirability of our products. In addition to competing with other direct-to-consumer clothing and apparel companies, we face competition from a broad range of retailers, many of which have greater financial resources than we do.

New competitors may enter the market.
We operate in an established market space that regularly sees the entrance of new competitors. New competitors may copy our business model and provide an expanded range of products at a lower cost, targeting the same customer base, which may force us to cut prices and decrease our margins.

Competitors may be able to call on more resources than us.
While we believe that the company is unique, there may be other ways to deliver luxury denim and clothing products without the use of middlemen and retail establishments. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than we are, which would give them a significant advantage. This would particularly be the case if a major clothing manufacturer or retailer were to enter the market.

We may not be able to respond to changing fashion trends.

Our company is sensitive to changes in consumer preference, fashion trends, and the fashion business environment. If we are unable to respond to changes in the business environment and fashion trends it may result in our brands no longer being accepted in the marketplace.

We are subject to seasonal buying patterns.

We experience seasonal fluctuations in our net sales and net income associated with the clothing and apparel industry. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new products and marketing pushes.

We depend on a small management team.

We depend on the skill and experience of two individuals, Corey Epstein and Mark Lynn. Each has a different skill set. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

We may not be able to successfully implement growth.

We depend on our ability to scale customer acquisition while maintaining an acceptable customer acquisition cost while successfully implementing any growth or strategic plans. If we are unable to scale customer acquisition at an acceptable cost we may not be able to successfully increase our customer base.

If we cannot raise sufficient funds, we will not succeed.

We are offering Series A Preferred Stock in the amount of up to $6,000,000 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than the Maximum Raise, we will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

There is no current market for any shares of the company's stock.
There is no formal marketplace for the resale of the Series A Preferred Stock. Shares of Series A Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

The Series A Preferred Stock is non-voting; voting control is in the hands of a few large stockholders.

The Series A Preferred Stock we are offering is non-voting, so investors in this offering will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

Stock must consent to jurisdiction in California.

Section 6 of the subscription agreement for this Offering requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of California. As a results, investors located outside the State of California may have difficulty bringing a legal claim against us due to geographic limitations.

We could be hacked.

Hackers and/or data breaches could lead to material financial losses, reputational damage, and legal expenses. Credit card processors could refuse to do business with us if we were to receive a large number of chargebacks, which can be triggered by fraudulent use of stolen credit cards. We do security audits; we do not store credit card information; we do our best to safeguard our systems and assets but we cannot guarantee that we will be able to successfully repel future attempts to defraud us or hack into our customers’ data.

We rely on our third-party logistics company.

All of our product is stored and shipped out of our third-party logistics provider, Newgistics. If there was a catastrophic event that resulted in a facility shut down or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfilment partner.

Our space is crowded and there are many competitors for share-of-wallet.

While apparel is very large industry it is also very fragmented. Competitors may be better capitalized than us and outspend us, which would give them a significant advantage.

We rely on third party manufacturers and vendors, some of whom are outside the United States.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in North America, Europe and Asia. A manufacturing contractor’s failure to ship products to DSTLD in a timely manner or meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our overseas production, which in some product categories is more than 75% of total, our business is subject to the following risks:

•	political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;
•	imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;
•	imposition of increased duties, taxes and other charges on imports;
•	significant fluctuation of the value of the dollar against foreign currencies;
•	labor shortages in countries where contractors and suppliers are located;
•	a significant decrease in availability or an increase in the cost of raw materials;
•	restrictions on the transfer of funds to or from foreign countries;
•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
•	increases in the costs of fuel, travel and transportation;
•	increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Mexican Peso and Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in Mexico and China; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer.

Fluctuations in the price, availability and quality of the fabrics or other raw materials, particularly cotton, leather, and synthetics used in our manufactured apparel, could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials and, in turn, the fabrics used in our apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns, labor costs and changes in oil prices. If prices increase, we may not be able to pass these costs onto our customers, due to our competitive price point. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $0.48 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Dates Issued	Issued Shares		Potential Shares	Total Issued and Potential Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares	2013	9,396,362			9,396,362		$0.01	(3)
Series Seed Preferred Shares	2014 - 2015	5,020,221	(2)		5,020,221		$0.27
Series Seed Preferred Shares (conversions of convertible notes payable)	2014	15,694,297	(2)		15,694,297		$0.19	(5)
Convertible Notes Payable Outstanding:
2015 Convertible Notes Payable	2015			1,124,783	1,124,783	(4)	$0.32	(4)
2016 Convertible Notes Payable	2016			1,837,886	1,837,886		0.32	(4)
Warrants:
Advisory Agreement	2014			10,000	10,000	(1)	$0.15
Options:
$0.15 Options (net of forfeitures to date)	2014			4,629,319	4,629,319	(1)	$0.15
$0.10 Options (net of forfeitures to date)	2015			5,855,000	5,855,000	(1)	$0.10

Total Common Share Equivalents		30,110,880		13,456,987	43,567,867		$0.15
Investors in this offering, assuming $6 Million raised		12,500,000			12,500,000		$0.48

Total After Inclusion of this Offering		42,610,880		13,456,987	56,067,867		$0.23

(1) Assumes conversion at exercise price of all outstanding warrants and options

(2) Assumes conversion of all issued preferred shares to common stock.

(3) Common shares issued for various terms ranging from zero cash to $0.013 per share. Common shares issued without cash payment included 2,688,889 to a founder for a $242,000 forgivable note receivable and 83,124 shares under an advisory agreement. 574,349 shares were issued for an effective cash price of $0.009 per share. 6,050,000 shares were issued for an effective cash price of $0.013 per share.

(4) Convertible notes potential shares calculated based on the $15 million valuation cap per the convertible note agreements as the valuation in this offering exceeds the valuation cap. Assumes conversion of all preferred shares resulting from conversion of convertible notes to common stock.

(5) The weighted average conversion price is used in the table as conversion prices differed between the various notes. Actual conversion rates on the notes payable ranged from $0.136 - $0.272.

The following table demonstrates the dilution that new investors will experience upon investment in the Company.  This table uses the Company’s net tangible book value as of December 31, 2015 of $(1,067,184), which is derived from the net equity of the Company in the December 31, 2015 financial statements. This tangible net book value is then adjusted to contemplate conversion all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all options (10,484,319 shares) and warrants (10,000 shares) outstanding through current.  Such conversions would provide $1,281,398 of proceeds and result in the issuance of 10,494,319 shares of common stock, which are considered in the figures used in the calculations presented in the table. Additionally, the pre-financing shares outstanding include the conversion of outstanding convertible notes payable into 1,671,662 shares of common stock (or preferred stock, then converted to common stock), which do not provide any conversion proceeds. The offering costs assumed in the following three calculations are: $75,000 fixed costs and 7.5% of gross offering proceeds.

The table presents three scenarios for the convenience of the reader: a $500,000 raise from this offering, a $3,000,000 raise from this offering, and a fully subscribed $6,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$500k Raise		$3 Million Raise		$6 Million Raise
Price per Share	$0.48		$0.48		$0.48
Shares Issued	1,041,667		6,250,000		12,500,000
Capital Raised	$500,000		$3,000,000		$6,000,000
Less: Offering Costs	$(112,500)		$(300,000)		$(525,000)
Net Offering Proceeds	$387,500		$2,700,000		$5,475,000
Net Tangible Book Value Pre-Financing	$214,214	(2)	$214,214	(2)	$214,214	(2)
Net Tangible Book Value Post-Financing	$601,714		$2,914,214		$5,689,214

Shares issued and outstanding pre-financing, assuming full conversion	43,567,867	(1)	43,567,867	(1)	43,567,867	(1)
Post-Financing Shares Issued and Outstanding	44,609,534		49,817,867		56,067,867

Net tangible book value per share prior to offering	$0.005		$0.005		$0.005
Increase/(Decrease) per share attributable to new investors	$0.009		$0.054		$0.097
Net tangible book value per share after offering	$0.013		$0.058		$0.101
Dilution per share to new investors ($)	$0.467		$0.422		$0.379
Dilution per share to new investors (%)	97.19%		87.81%		78.86%

(1) Assumes conversion of all issued preferred shares to common stock, conversion of convertible notes payable into 2,962,668 shares of preferred stock (then converted to common stock), conversion of 10,000 outstanding stock warrants (providing proceeds of $1,500 to net tangible book value), and conversion of 10,484,319 outstanding stock options (providing proceeds of $1,279,898 to net tangible book value).

(2) Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 6,120,736 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$500k Raise		$3 Million Raise		$6 Million Raise
Price per Share	$0.48		$0.48		$0.48
Shares Issued	1,041,667		6,250,000		12,500,000
Capital Raised	$500,000		$3,000,000		$6,000,000
Less: Offering Costs	$(112,500)		$(300,000)		$(525,000)
Net Offering Proceeds	$387,500		$2,700,000		$5,475,000
Net Tangible Book Value Pre-Financing	$214,214	(2)	$214,214	(2)	$214,214	(2)
Net Tangible Book Value Post-Financing	$601,714		$2,914,214		$5,689,214

Shares issued and outstanding pre-financing, assuming full conversion and authorized but unissued stock options	49,688,603	(1)	49,688,603	(1)	49,688,603	(1)
Post-Financing Shares Issued and Outstanding	50,730,270		55,938,603		62,188,603

Net tangible book value per share prior to offering	$0.004		$0.004		$0.004
Increase/(Decrease) per share attributable to new investors	$0.008		$0.048		$0.087
Net tangible book value per share after offering	$0.012		$0.052		$0.091
Dilution per share to new investors ($)	$0.468		$0.428		$0.389
Dilution per share to new investors (%)	97.53%		89.15%		80.94%

(1) Assumes conversion of all issued preferred shares to common stock, conversion of convertible notes payable into 2,962,668 shares of preferred stock (then converted to common stock), conversion of 10,000 outstanding stock warrants (providing proceeds of $1,500 to net tangible book value), conversion of 10,484,319 outstanding stock options (providing proceeds of $1,279,898 to net tangible book value), and conversion of authorized but unissued stock options of 2,170,076 shares (no adjustment for proceeds contemplated in the calculations).

(2) Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and outstanding stock options discussed at (1).

The final table is the same as the previous two, but removes the assumptions of conversion of outstanding convertible notes payable, options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis:	$500k Raise	$3 Million Raise	$6 Million Raise
Price per Share	$0.48	$0.48	$0.48
Shares Issued	1,041,667	6,250,000	12,500,000
Capital Raised	$500,000	$3,000,000	$6,000,000
Less: Offering Costs	$(112,500)	$(300,000)	$(525,000)
Net Offering Proceeds	$387,500	$2,700,000	$5,475,000
Net Tangible Book Value Pre-Financing	$(1,067,184)	$(1,067,184)	$(1,067,184)
Net Tangible Book Value Post-Financing	$(679,684)	$1,632,816	$4,407,816

Shares Issued and Outstanding Pre-Financing	30,110,880 (1)	30,110,880 (1)	30,110,880 (1)
Post-Financing Shares Issued and Outstanding	31,152,547	36,360,880	42,610,880

Net tangible book value per share prior to offering	$(0.035)	$(0.035)	$(0.035)
Increase/(Decrease) per share attributable to new investors	$0.014	$0.080	$0.139
Net tangible book value per share after offering	$(0.022)	$0.045	$0.103
Dilution per share to new investors ($)	$0.50	$0.435	$0.377
Dilution per share to new investors (%)	104.55%	90.64%	78.45%

(1) Assumes conversion of all issued preferred shares to common stock

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Dilution Protection for Other Shareholders

Previous investors have protection from dilution that does not apply to investors in this offering. “Major Investors” are granted a right of first offer in Section 4 of the Denim.LA, Inc. Investors’ Rights Agreement dated October 10, 2014, as a form of protection from dilution. We have granted “Major Investors,” or those who own at least 735,000 outstanding shares of the company, prior to the Series A Preferred offering, and on a pre-stock split basis, the right of first offer to purchase shares in new securities we may propose to sell after the date of that agreement. When we propose to undertake an issuance of new securities, such as the Series A Preferred Stock in this offering, we must give each Major Investor written notice describing the type of new security, the price and the general terms. Each Major Investor will have ten days after the notice is mailed or delivered to agree to purchase their pro rata share of the new securities. If a Major Investor does not exercise their right of first refusal within the ten-day period, we have ninety days to sell or enter into an agreement to sell that portion of new securities before the right resets. Alternatively, we may request that each Major Investor waive their right of first offer. For this offering, we have received such a waiver from each Major Investor. The right of first offer in the agreement will end if we make an initial public offering.

USE OF PROCEEDS TO ISSUER

Since there is no minimum offering amount, after the expenses of the offering and commissions, we plan to allocate proceeds in the following order, up to $500,000:

●	The first $250,000 will be used for online marketing:
○	We will test multiple channels to find a scalable online customer acquisition, including Facebook, SEO, affiliates, and email.
●	The next $150,000 will be used for personnel costs:
○	We will expand the company by hiring key members in marketing and customer service
●	The next $100,000 will be used for product buys:
○	We will expand our product offering and test different categories including leather, cotton basics, and core outerwear.
○	We will invest in additional products and inventory to support consumer demand.

We intend that any proceeds beyond the first $500,000 will be allocated in the following way: 20% for product buys, 15% for personnel costs, 55% for advertising, and 10% for capital expenses.

The net proceeds to the company if the Maximum Offering Amount is raised, after the expenses of the total offering expenses and commissions, will be approximately $5,475,000, depending on the final commission paid to North Capital Private Securities Corporation. We plan to use the proceeds as follows:

●	Approximately 20% ($1.01 million) will be used for product buys.
o	We will expand our product offering and test different categories including leather, cotton basics, and core outerwear.
o	We will invest in additional products and inventory to support consumer demand.
●	Approximately 15% ($0.82 million) will be used for personnel costs.
o	We will expand the company by hiring key team members in technology, marketing, and customer service.
●	Approximately 55% ($3.0 million) will be used for marketing.
o	We will test multiple channels to find scalable online customer acquisition including Facebook, search engine optimization, affiliates, and email.
o	We will continue to test small footprint retail pop-ups in key markets.
●	Approximately 10% ($0.55 million) will be used for capital expenses, which includes office space and equipment, computer hardware, etc.

We do not currently have plans to use proceeds from the offering to make payments to officers or directors, pay off any debt, or to acquire any major assets.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

OUR BUSINESS

Company history

The company was founded in 2012 (as Denim.LA, LLC) in order to sell premium essentials online, which include jeans, shorts, tops, accessories, and gift cards. In January 2013 the company converted into and reincorporated as Denim.LA, Inc. From September 2012 to August 2014 the company operated under the trade name “20JEANS” and in September 2014 the company began operating as “DSTLD”.

Principal Products and Services

DSTLD focuses on simple design, superior quality, and a pared-down product selection in order to deliver a perfect core wardrobe. We’re inspired by understated, modern style, and live by a fundamental, edited color palette: black, white, grey, and denim.

We demand a higher standard not just in our wardrobe, but also in labor practices and conditions. Whenever possible, we employ sustainable materials, natural dyes, and eco-friendly practices and techniques.

DSTLD does not have a single product that dominates our revenue. The primary products in order of importance are: men’s denim, women’s denim, men’s, tops, women’s tops, men’s accessories, and women’s accessories.

DSTLD offers the following men’s clothing and accessories:

Bottoms: DSTLD designs and sells premium grade denim at 1/3 the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $65. We offer four proprietary men’s fits, which were developed under a veteran denim patternmaker and tested on highly experienced fit models. Our cuts range from our most fitted style, the Skinny, to our most relaxed style, the Straight Leg. We also offer denim and chino shorts. DSTLD works with a curated selection of premium fabrics, like American made denim from the U.S.’s most esteemed denim mill, Cone Mills, Japanese fabric from Japan’s Kaihara Mill, as well as Raw denim and lightweight Slub Twill denim. All of DSTLD’s bottoms are crafted utilizing top-level techniques, such as chain stitching, bar tacking, and clean-finished seams, and finished with premium details (No. 5 YKK zippers, durable khaki pockets, and sanforized and mercerized to protect against shrinkage).

Tees and Tanks: DSTLD offers a variety of made in Los Angeles tees, tanks, long sleeved tops, and polo shirts. All of our tops (with the exception of our long sleeved tops) are cut from 100% cotton in a modern, slim-fitted style. We utilize different types of woven cotton, including Cotton Slub, Cotton Piqué, and Heathered yarns, for a diverse selection of styles. Tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. DSTLD has designed four essential tee styles, which include a classic Crew Neck tee, Crew Neck Pocket Tee, V-Neck tee, and a more contemporary Modern Crew Neck tee. All tops are constructed with clean finished seams. Tops range from $20 - $50.

Knits and Sweaters: DSTLD’s Made in L.A. sweatshirts are ideal layering pieces for casual occasions. From sporty French Terry cotton to cozy cotton-blend fabrics, we offer classic sweatshirt styles, including a pullover hoodie, pullover crew neck, and zip up hoodie, in contemporary fits and modern construction. Sweatshirts range from $55 ̶ $85.

Accessories: DSTLD’s curated selection of accessories includes everyday essentials, like sunglasses and belts. Our classic Aviator sunglasses are made in Italy with TAC ® polarized lenses, which provide superior clarity and block 99% of harmful UV rays. We also offer a variety of Made in L.A. leather belts. Styles include the Standard belt, designed for more casual, everyday wear, and the Thin belt, ideal for more dressed up occasions. Belts are made from 100% cow leather imported from Australia and feature a nickel buckle. Both styles are available in Black and Brown leather and sell for $45.

DSTLD offers the following women’s clothing and accessories:

Bottoms: DSTLD designs and sells premium grade denim at 1/3 the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $65. We offer five different fits for women: Low Rise Skinny, Mid Rise Skinny, High Waisted Skinny, Boyfriend Jeans, and Cropped Jeans. Styles include black jeans, white jeans, ripped jeans, and washed jeans. All of our women’s fabrics include stretch to ensure the denim retains its shape wear after wear. We designed our women’s fits under the guidance of a veteran denim patternmaker. Premium construction and finishes include a dual-layer contoured waistband that hugs the hips for a “no gap” fit, lay flat seams, YKK zippers, and custom debossed trims. We also offer an assortment of denim shorts and cut-off shorts.

Tees and Tanks: A perfect complement to our denim, DSTLD offers three styles of women’s tee shirts as well as a tank top. Styles range from a slightly oversized 100% Cotton Boyfriend tee, to a 100% Cotton Slub V-Neck tee, to a 100% Modal Scoop Neck tee. Tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. All styles are made in Los Angeles and range from $20 - $34.

Accessories: Currently, DSTLD’s curated selection of women’s accessories includes polarized Aviator sunglasses. Our classic Aviator sunglasses are made in Italy with TAC ® polarized lenses, which provide superior clarity and block 99% of harmful UV rays, and come with either gunmetal frames or gold frames. Sunglasses are lightweight and come with a hard case and lens cleaner.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market is discerning college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men and women 18 years and older who are comfortable with purchasing apparel and accessories online. Our research shows that our typical customers have an average age of 30 and an average household income of $58,000, 60% are not married, and 75% are college educated.

The global denim jeans market was valued at $58 billion for the year 2014, and it continues to grow on account of its lifespan as compared to other apparel. This market is further classified into three major categories such as mass market denim jeans, standard or economy jeans, and premium denim jeans. Geographically, North Americans have been the largest consumers of denim jeans followed by consumers in Western Europe, Japan, and Korea.

Premium denim accounts for roughly 26% of the overall Jeans market with the highest market potential and is also the fastest growing segment of the market. The company plans to address this market by offering premium quality at fast fashion pricing.

Design and Development

Our products are designed at the company’s headquarters in Los Angeles. Several of our employees are engaged in analyzing trends, markets and social media, using tools such as Trendalytics and Google Trends to identify essential styles. The time taken to design new styles is generally one to two weeks. After design, we create multiple samples to micro-test styles, and preview those styles to top customers via email marketing and surveys to obtain design feedback. The sampling process takes approximately one month.

We then place a minimum order quantity test on our website to determine actual demand. We can determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This allows us to determine, in a relatively short period of time, how a product performs compared to other past best sellers in similar categories. The replenishment program starts immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we determine precise re-order quantities.

Product Suppliers

We work with a variety of apparel manufacturers in North America and Europe. The company’s largest suppliers are Flamehead, which supplies our jeans and shorts, and JS Apparel, which supplies our basic tops. We are on Net 30 payment terms with Flamehead and 30% Deposit and 70% Net 30 payment terms with JS Apparel. We are currently looking to source additional vendors that can offer us up to Net 90 payment terms, as well as full package (supplying fabric and trims along with cut, sew and wash) production capabilities. Many of our current vendors only manufacture garments, and we still need to source fabric and trims separately. Moving to full package production allows us to maximize cash flow and optimize operations.

Depending on the specific product, assembly occurs in United States (primarily Southern California), Mexico, or Italy.

Our products are manufactured in the same factories as notable designer labels.

Marketing

Digital Advertising

Currently, DSTLD advertises through Facebook and Instagram campaigns. We utilize this platform to not only target our own customers and mailing list, but also generate new leads through targeting the customers of brands similar to ours. By focusing on customers from brands like Zara, Everlane, Allsaints, and others, we’re able to reach a large and compatible audience for DSTLD. We feel that paid advertising can become a valuable source of growth for DSTLD in the future, and hope to increase our paid marketing initiatives beyond Facebook and Instagram.

PR

To generate ongoing organic and word-of-mouth awareness, we routinely work with print and online media outlets to announce new products and develop timely news stories. We’re regularly in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We have a full-time, in-house publicist and we also utilize outside agencies from time to time. Twice a year, we visit the major fashion, tech, and news outlets in New York City in order to keep them up to date on our latest launches and any relevant company developments. We also consistently host local Los Angeles press at our office space.

To date, DSTLD has been featured in the top TV, fashion, and business outlets, including TODAY Show, Vogue.com, People StyleWatch, Women’s Health, ELLE.com, MarieClaire.com, VanityFair.com, Refinery29, MensJournal.com, GQ.com, AOL.com, Forbes.com, TechCrunch.com, USA Today, TIME, and Us Weekly to name a few.

Instagram and Influencer Marketing

Instagram and influencer marketing is one of the largest initiatives for us. On a daily basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We’ve developed a certain set of criteria for working with influencers (ie: engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology).

Celebrity Gifting

We approach celebrity gifting in a strategic, discerning manner. We have successfully placed clothing on A-list celebrities like Kendall Jenner, Gigi Hadid, Selena Gomez, Reese Witherspoon, and Lea Michele, to name a few.

Referral Marketing

DSTLD currently employs a rewards-based Share + Earn program to encourage customers to refer friends. Incentives include a $10 gift when 5 friends sign up, all the way to a free pair of jeans with 50 sign ups. In the future, we’d love to be able to expand this program to include exclusive experiences and monetary incentives for those being referred.

Distribution

Our products are sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer premium denim and luxury essentials at or about 1/3 the traditional retail price.

In the past, a small percentage of our sales (approximately 3%) have been sold through other online channels, including Spring, Amazon, Zulily, Hautelook and other small wholesale channels. The majority of these sales through these channels are from discontinued styles.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Everlane, Ayr, Bonobos, JackThreads, and The Arrivals.

Everlane is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like DSTLD, don’t put products on sale, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand.

More broadly, there are thousands of competitors in the highly fragmented apparel category including fast fashion players including Zara, H&M and Uniqlo and Gap which all compete for DSTLD’s wallet share at our affordable price point.

Furthermore, contemporary denim brands such as Diesel, Rag & Bone, AG, Paige Denim, Frame, G-Star Raw, Nudie Jeans and 3x1 compete to make a name for themselves in the denim lifestyle market.

However, these brands are substantially more expensive than DSTLD and can only be purchased in our price point when they are on sale.

Fashion is a large and fragmented space that can, and does already, support a diverse ecosystem of competing and complementary products and services

Customers

To date we have had over 20,000 paying consumers who have purchased a total of 45,000 products from us. Two percent of our users are outside the United States and we plan to invest in international growth. Sixty-four percent of DSTLD customers are men and our average customer is 30 years old. Sixty percent of our customers have a household income above $75k and 95% are college educated.

Source: Facebook Audience Insights / Acxiom

Our customers are more likely to be members of the Creative Class, which is a demographic segment made up of knowledge workers, intellectuals and various types of artists.

Source: Facebook Audience Insights

Payment Processors and Other Services

We currently use two payment processors to transact payments to/from our users: (1) PayPal, a publicly traded online payments processor and (2) Banctek for credit card transactions. Merchant fees charged by these providers are as follows:

●	Paypal - 2.9% + $0.30 per transaction
●	Banctek - ~3% per transaction

We also work approximately 20 other vendors to provide various back-office and customer facing services. These include:

●	Amazon Web Services - website hosting
●	Spree Commerce - e-commerce platform
●	Mailchimp - email marketing
●	Desk - customer service ticket management
●	RJ Metrics - internal analytics dashboard

Research and Development

Since inception, we have spent approximately $30,000 on research and development of our products. The majority of these expenditures are related to purchasing product samples, development of product patterns, and technical design.

Employees

DSTLD currently has eight employees working full-time in West Hollywood, CA. We have entered into Employment Agreement and Employee Proprietary Information and Inventions Agreements with all employees.

Our current employees are responsible for managing the following job functions: Product Design, Production Management, Technology, Graphic Design, Photography, Marketing, Operations, Finance & Accounting, and Customer Service. Additionally, we hire part-time contractors and consultants from time to time to assist with Marketing, Content development, Accounting, and other functions.

As we grow, we plan to add headcount in the Marketing, Finance, Technology, and Product functions, among others.

Intellectual Property

The company has filed for trademark protection for DSTLD and 20JEANS with the United States Patent and Trademark Office. Denim.LA filed for its trademark of DSTLD in November 2013 (Trademark 86118799) and the mark was published for opposition April 8th 2014.

Litigation

The company is not currently involved in any litigation.

THE COMPANY’S PROPERTY

We currently lease our premises and own no significant plant or equipment. Our office space in West Hollywood, CA serves as our company headquarters. All employees of DSTLD work from this location.

Warehousing of finished product is done by our third-party logistics provider, Newgistics, at their facilities in Commerce, CA. All outbound orders and returns are processed at the Newgistics facility.

All of our production is done by third-party suppliers that operate in the United States, Mexico, Europe, and Asia. We do not directly manage production in factories, and do not own or operate any production facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Our 2014 net revenues were $1,737,979 (approximately 85% 20Jeans Revenue; DSTLD was fully launched in Sept 2014) compared with $1,720,432 (100% DSTLD Revenue), in 2015, representing a slight decrease, while our gross profit was $157,521 (9.1% gross margins) in 2014 compared with $647,238 (37.6% gross margins) in 2015.

We believe that one key to our success will be to increase average order value (“AOV”). By growing this, we are able to offset the relatively fixed costs associated with fulfilling an order, as we offer free shipping on all orders. In January 2015, our AOV was $88.88 and by the fourth quarter of 2015 our AOV was nearly $100. We were able to accomplish this by adding lower priced items such as t-shirts and accessories, which complement our current core business of bottoms (jeans and shorts) and are easy to add on to existing orders. This continues to be our strategy into 2016: by adding a wide range of new products and categories (sweaters, shirts, outwear, small leather goods), many of which are over $100, we will be able to increase our AOV, which has a direct correlation with larger gross margin. Additionally, the more new products we launch, the more likely our existing customers are likely to purchase multiple times.

Historically, we see over 20% of our customers coming back to make a second purchase within 6 months of their first purchase. Similarly, over 30% of all sales in 2015 were from existing customers. As we add new product categories, we anticipate that this percentage will increase, providing additional returns on any costs associated with acquiring our customers for the first time.

We have been able to increase our average per product profit margin from 56% in January 2015 to 67% in December 2015. This has been accomplished by sourcing products from cost-effective producers, cultivating relationships and negotiating down costs with our existing manufacturers, adding higher-margin items to our product collection, and optimizing retail price on our website. We are aggressively trying to lower costs even further in 2016, and have a goal of hitting a 72% product margin by December 2016.

DSTLD offers free shipping and returns to its customers, which represents a large portion of the costs reflected in our gross margin. By analyzing historical shipping costs and order details, we have been able to make significant gains in per-order shipping costs. In January 2015, an order cost us $13.65 to pack and ship, however, by December 2015 this decreased to $8.37 per order, representing a 38% savings in outbound order costs. This was due primarily to new shipping methods to US customers, improved and lighter packaging and less marketing collateral per order.

The company’s operating expenses consist of payroll, marketing, technology, professional services, and general & administrative costs. Operating expenses in 2015 amounted to $2,357,306, which represents a decrease of 25% from $3,127,806 in 2014. The primary components of this decrease were:

●	Over 50% decrease in headcount coupled with increased operational efficiencies with our general & administrative, product, and marketing employees;
●	Outsourcing our warehouse in September 2014 to Newgistics, a third party logistics company;
●	A 27% decrease in sales and marketing costs, even with a slight increase in gross sales. This was largely due to increased internal knowledge of optimizing acquisition marketing spend and creative advertising; and
●	A 50% decrease in professional fees.

Our net loss for 2015 was $1,652,863, a 54% decrease from net losses of $3,605,341 in 2014. The decrease in losses was primarily driven by the decreases in expenses discussed above, in addition to the fact that one time losses on inventory write-off (loss of $398,748), disposal of assets (loss of $135,623), and interest expense on discounts from converted notes ($610,108) are one-off expenses incurred in 2014 and not in 2015.

Our current focus is to grow marketing spend by approximately 20% each month via paid channels, primarily Facebook and Google. Part of this strategy involves hiring a full time Acquisition Marketing manager, who will manage these platforms and source new paid sources. In first quarter of 2016 we expect to spend approximately $80,000 in acquisition marketing, and plan to increase that to nearly $300,000 in the second quarter of 2016 and $400,000 in the third quarter of 2016. We have been able to optimize this channel over the past two years, despite having no dedicated full time resources. Acquisition marketing is iterative and the more experience and resources the company has, the better we will continue to become at optimizing cost per acquisition. A steady or decreasing cost per acquisition, coupled with a high average order value and increasing customer repurchase rate, will lead us to grow our acquisition spend greatly over the next few years, as any costs associated with acquiring a customer will be far outstripped by a customer’s lifetime value.

As of January 2016, the company had 8 full time employees, representing approximately $70,000 of the monthly operating expenses of the company. By December 2016, we plan to have 19 full time employees, representing approximately $120,000 of the monthly operating expenses of the company. These hires will come mostly from Finance/Operations, Product, and Customer Service.

Break Even Scenario

Based on a headcount of nineteen, which is more than double our current staffing, and increased fixed costs and expenses, a cost per customer acquisition of $45, and assuming a gross margin of 55%, which we have not yet achieved, we expect that we can break even (EBITDA positive) at $1,343,000 in monthly gross revenue:

Gross Sales	$1,343,000
Refunds	$(300,000)	Assumes 20% return rate
Cost of Goods Sold	$465,000	55% gross margin
Gross Profit	$578,000
Advertising	$(304,000)	$45 cost per customer acquisition
Operating Expenses	$(256,000)	19 person headcount
EBITDA	$19,000

Liquidity and Capital Resources

Loan from OnDeck Capital

The company obtained a $250,000 small business loan from OnDeck Capital with an interest rate of 32.3%. The total amount of the loan repayment was $330,750 (loan of $250,000 and interest amount of $80,750), and was be fully paid off on May 16, 2016.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement includes a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000. The balance of the loan will be paid down daily with proceeds from the sale of inventory.

The term loan has a maximum balance of $300,000. On May 18, 2016, the company drew down $235,435.03 of the maximum term loan amount. Proceeds of the loan were used to pay off the OnDeck Capital loan. The term loan includes a senior security interest in all assets of the company.

Non-Convertible Promissory Note

The company plans to offer a promissory note under Rule 506(b) of Regulation D to accredited investors for the purpose of raising up to $500,000 to help the company satisfy its short term financing needs. These notes will not be eligible to convert into equity of the company.

Trend Information

From April 2014 to January 2015, the company has almost exclusively focused on producing jeans, shorts, and basic tops such as tee shirts, tanks, and polo shirts. As such, we believe our repeat customer rate, lifetime value, and average order value are understated and will grow over the next few years as we increase the categories of products we offer, which will include higher priced items such as leather goods, outerwear, shirting, and shoes. These new product introductions and categories will have a direct effect on three of the metrics (repeat purchase rate, lifetime value, and average order value) that are crucial to our success.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office
Executive Officers:
Mark T. Lynn	Co-CEO	32	Indefinite, appointed September 2013
Corey Epstein	Co-CEO	31	Indefinite, appointed September 2013
Kevin Morris	CFO/COO	33	Indefinite, appointed December 2015
Directors:
Mark T. Lynn	Co-CEO	32	Indefinite, appointed September 2013
Corey Epstein	Co-CEO	31	Indefinite, appointed September 2013
John Tomich	Director	44	Indefinite, appointed September 2013
Trevor Pettennude	Director	48	Indefinite, appointed October 2014
Significant Employees:
Conrad Steenberg	CTO	44	Indefinite, appointed June 2015

Corey Epstein

Corey Epstein is currently our Co-CEO and Creative Director. He has served in that position for three years, from August 2012 to the present date. Prior to founding the company he was a Senior Consultant with Deloitte Consulting from August 2011 to October 2012, and led technology transformation initiatives at clients in the Pharmaceuticals, Chemical Distribution, and Video Games industries, primarily focused around Talent Strategy and Analytics, Global Training Programs, and Change Management programs. Prior to getting his MBA from UCLA in 2009-2011, Corey led a marketing and web consulting business, serving 100s of clients across all industries, implementing branding, design, development, and strategy projects. He also holds a BBA from Loyola Marymount University with a focus in Business Law where he was the program scholar.

Mark Lynn

Mark T. Lynn is currently our Co-Chief Executive Officer. He has served in that position for two years, from September 2013 to the present. Prior to joining us, from September 2011 he was Co-Founder of Club W Inc., a direct to consumer e-commerce company which was then the fastest growing winery in the world, backed by Bessemer Venture Partners. Prior to Club W, Mark co-founded a digital payments company that was sold in 2011. Mark holds a digital marketing certificate from Harvard Business School's Executive Education Program.

Kevin Morris

Kevin is currently the COO and CFO of DSTLD, and manages the company’s finances, operations, and performance marketing. He was formerly (from June 2014 to November 2015) a consultant to the company and became an employee in December 2015. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

John Tomich

John Tomich became a director in September 2013. John co-founded Onestop Internet in 2004 and served as the company's CEO until July 2015. Prior to Onestop, John was a Senior Associate at Shelter Capital Partners, a Los Angeles-based $200 million venture capital fund, focused on early stage investments in technology and technology-enabled companies in the Southern California area, principally in the media, wireless/communication, enterprise software, and semiconductor industries. Prior to joining Shelter, John worked as Vice President, Client Services for iXL, a leading Internet services company which provided Internet strategy consulting and comprehensive Internet-based solutions to Fortune 500 companies and other corporate users of information technology. After a series of acquisitions, it is now part of the Razorfish agency, owned by Publicis Groupe.

Trevor Pettennude

Trevor Pettennude is a seasoned financial services executive. In 2013 Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually.

Conrad Steenberg

Conrad Steenberg joined DSTLD in April 2015 as the company’s Chief Technology Officer. Prior to joining us, Conrad worked as a Senior Software Engineer with TriNet from February 2014 to March 2015. Before working for TriNet, Conrad spent six years as a Scientific Software Engineer with the California Institute of Technology, where he worked on back-end software and website design and implementation of http://www.nupack.org and http://www.molecularinstruments.org.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2015 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Mark Lynn	Co-CEO	$120,000	$0	*	$120,000
Corey Epstein	Co-CEO	$120,000	$0	*	$120,000
Kevin Morris	CFO/COO	$110,000	$0	*	$110,000
Conrad Steenberg	CTO	$110,000	$0	*	$110,000

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

In August 2015, we granted Conrad Steenberg options to acquire 500,000 shares of common stock of the company and Kevin Morris options to acquire 600,000 shares of common stock of the company. At the same time, Mark Lynn and Corey Epstein were each granted options to acquire 1,800,000 shares of common stock of the company.

* The “Other compensation” to the executive officers of the company includes the value of the options granted to each on August 7, 2015. These options were granted at an exercise price equal to the fair market value of the common stock of the company as determined by the Board of Directors on August 7, 2015. This value was informed by a 409A Valuation Report, valuing the Common Stock of the company as of October 11, 2014.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark T. Lynn, 375 N. La Cienega Blvd, #216, West Hollywood, CA 90048	2,688,889 shares directly held	4,511,111 shares available from issued stock options that will have vested by September 2016	77.35%
Common Stock	Corey Epstein, 7111 Santa Monica Blvd., #619, West Hollywood, CA 90046	6,050,000 shares directly held	1,150,000 shares available from issued stock options that will have vested by September 2016	77.35%
Common Stock	Trevor Pettennude, 919 Vine St, Denver, CO 80206	0 shares directly held	870,000 shares available from issued stock options	9.34%
Common Stock	Kevin Morris, 935 South Stanley Avenue, Los Angeles, CA	0 shares directly held	442,500 shares available from issued stock options that will have vested by September 2016	4.75%
Common Stock	Conrad Steenberg, 601 California Ave. Apt 101, Santa Monica, CA 90403	0 shares directly held	258,333 shares available from issued stock options that will have vested by September 2016	2.77%

Series Seed Preferred Stock	Corey Epstein, 7111 Santa Monica Blvd., #619, West Hollywood, CA 90046	617,122 shares directly held		2.97%
Series Seed Preferred Stock	Trevor Pettennude, 919 Vine St, Denver, CO 80206	3,862,737 shares held through Zillion, LLC		18.65%

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Banctek Solutions

We use Banctek Solutions, a registered independent sales organization (ISO) of FirstData as our back-end payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude’s involvements with DSTLD.

Related Party Loans Receivable

The Company has loaned funds to Mark Lynn and Corey Epstein throughout the life of the business, which amounted to $124,069 and $78,082 as of December 31, 2015 and 2014. On June 6 and 7, 2016, respectively, the outstanding balances were consolidated into two Promissory Notes of $70,000 with Mark Lynn and $100,000 with Corey Epstein. The Notes mature on December 31, 2016, at which time the borrowers are obligated to repay all unpaid principal, together with the balance of any unpaid interest.

Employee Backpay

Mark Lynn and Corey Epstein have deferred their salary during portions of 2014 and 2015 due to cash flow needs of the Company. Such amounts payable as of December 31, 2015 and 2014 were $315,585 and $113,711.

Officer stock issuance and promissory note

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to Mark Lynn under a restricted stock purchase agreement. The company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested pro rata over a period of 36 months (67,222 shares per month). 2,151,111 and 1,344,445 shares have vested as of December 31, 2015 and 2014, respectively.

The $242,000 proceeds from this common stock issuance were received by the company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through December 31, 2015 and remains outstanding in the full amount as of December 31, 2015. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

SECURITIES BEING OFFERED

General

The company is offering Series A Preferred Stock to investors in this offering.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 72,000,000 shares of Common Stock, $0.0001 par value per share, and 38,800,000 shares of Preferred Stock, $0.0001 par value per share. The shares of Preferred Stock are designated as Series Seed Preferred Stock and Series A Preferred Stock.

Series A Preferred Stock

General

The company has the authority to issue 14,481,413 shares of Preferred Stock designated as “Series A Preferred Stock”.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series A Preferred Stock first receive, simultaneously with the holders of the Series Seed Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to:

●	In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock was would equal the product of:
o	The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and
o	The number of shares of Common Stock issuable upon conversion of a share Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or
●	In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred stock determined by:
o	Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and

o	Multiplying such fraction by an amount equal to the Series A Original Price ($0.48 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series Seed Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Voting Rights

The Series A Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series A Preferred Stock may vote if any proposed amendments to the powers, preferences or special rights of the Series A Preferred Stock would affect the holders of the Series A Preferred Stock adversely, but will not adversely affect the holders of other series of Preferred Stock. The holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Series A Preferred Stock agrees that, in the event the Company’s Board and the holders of a majority of the Company’s voting stock vote in favor of a sale of the company, then such holder of Series A Preferred Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series A Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series A Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series A Original Issue Price by the Series A Conversion Price ($0.48 per share).

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series Seed Preferred Stock then in effect, the conversion price of the Series A Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

Series Seed Preferred Stock

General

The company has the authority to issue 20,714,518 shares of Preferred Stock designated as “Series Seed Preferred Stock”.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series Seed Preferred Stock first receive, simultaneously with the holders of Series A Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to:

●	In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock was would equal the product of:
o	The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and
o	The number of shares of Common Stock issuable upon conversion of a share Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or
●	In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred stock determined by:
o	Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and
o	Multiplying such fraction by an amount equal to the Series Seed Original Price ($0.271976161108161 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series Seed Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Voting Rights

On any matter presented to the stockholders of the company for their action or consideration each holder of Series Seed Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the Shares of Series Seed Preferred Stock are convertible as of the record date. Except as provided in other provisions the holders of Series Seed Preferred Stock will vote together with the holder of Common Stock as a single class.

The holders of shares of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one director of the company and the holder of shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the company.

At any time when at least 5,300,000 shares of Series Seed Preferred Stock are outstanding, the company will not do any of the following without the written consent or affirmative vote of the holders of at least majority of the then outstanding shares of the Series Seed Preferred Stock:

●	Liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other Deemed Liquidation Event or any of the foregoing;

●	Amend, alter or repeal any provisions of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that materially and adversely affect the rights, preferences of privileges of the Series Seed Preferred Stock;
●	Create or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distributions of assets on the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock of increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred stock with the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption;
●	Reclassify, alter or amend any existing security of the company that is pari passu with the Series Seed Preferred stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or reclassify, alter or amend any existing security of the company that is junior to the Series Seed Preferred Stock in respect of the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;
●	Purchase or redeem or pay or declare any dividends or make any distribution on, any share of capital stock of the company other than (i) redemption of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized in the [Amended and Restated Certificate of Incorporation], (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultant or other persons who performed services for the company or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value or (iv) as approved by the Board of Directors; or
●	Create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series Seed Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series Seed Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series Seed Original Issue Price by the Series Seed Conversion Price ($0.271976161108161 per share).

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series Seed Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series Seed Preferred Stock then in effect, the conversion price of the Series Seed Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, after the payment of all preferential amounts required to paid to holders of Series Seed Preferred Stock and Series A Preferred Stock, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering up to 12,500,000 shares of Series A Preferred Stock, as described in this Offering Circular. The company has engaged North Capital Private Securities Corporation as its sole and exclusive placement agent to assist in the placement of its securities. North Capital Private Securities Corporation is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Per Share
Public offering price	$0.48
Placement Agent commissions	$0.036
Proceeds, before expenses, to us	$0.444

Placement Agent Warrants

The company has agreed to issue to North Capital Private Securities Corporation, for nominal consideration, a warrant to purchase up to a total of five percent (5%) of the shares of Series A Preferred Stock. The shares of Series A Preferred Stock issuable upon exercise of this warrant will have identical rights, preferences, and privileges to those being offered by this Offering Circular. This warrant shall (i) be exercisable at one hundred percent (100%) of the per share offering price; (ii) be exercisable until the date that is five (5) years from the effective date of this offering; (iii) contain automatic cashless exercise provisions upon a liquidity event or expiration; (iv) contain customary weighted average anti-dilution price protection provisions and immediate cashless exercise provisions and shall not be callable by the Company; (v) contain customary reclassification, exchange, combinations or substitution provisions (including with respect to convertible indebtedness); and (vi) contain other customary terms and provisions. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a share dividend, or the company's recapitalization, reorganization, merger or consolidation.

This warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither this warrant nor any securities issuable upon exercise of this warrant may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the effective date or commencement of sales of this offering, except to any placement agent and selected dealer participating in the offering and their bona fide officers or partners and except as otherwise provided for in FINRA Rule 5110(g)(2). In addition, this warrant grants its holders “piggy-back” registration rights for periods of seven years from the effective date of this offering.

Other Terms

The company is obligated to reimburse North Capital Private Securities Corporation for up to a maximum amount of $25,000 in actual accountable out-of-pocket expenses.

In September 2015, we retained North Capital Private Securities Corporation to act as our placement agent in connection with a private placement of convertible notes. In connection with this placement, on January 28, 2016 we issued North Capital Private Securities Corporation and SI Securities, LLC, collectively, warrants to purchase up to 5% of the shares issuance upon conversion of the notes it placed. These warrants are exercisable at a price equal to the price paid by purchasers of the note.

Except as set forth above, the company is not under any contractual obligation to engage North Capital Private Securities Corporation to provide any services to the company after this offering, and has no present intent to do so. However, North Capital Private Securities Corporation may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If North Capital Private Securities Corporation provides services to the company after this offering, the company may pay North Capital Private Securities Corporation fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

North Capital Private Securities Corporation intends to use an online platform provided by SeedInvest Technology, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to facilitate the sales of securities in this offering.

Selling Securityholders

No securities are being sold for the account of securityholders; all net proceeds of this offering will go to the company.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Series Seed Preferred. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Upon closing, funds tendered by investors will be made available to the company for its use.

Investors will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering and subscription agreement (copies of which have been filed as an Exhibit to the Offering Statement of which this Offering Circular is part). The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2015 AND DECEMBER 31, 2014

Denim.LA, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2015 and 2014

DENIM.LA, INC.

To the Board of Directors of

Denim.LA, Inc.

Los Angeles, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Denim.LA, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denim.LA, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $1,652,863 and $3,605,341 for the years ended December 31, 2015 and 2014, respectively, and has an accumulated deficit of $6,689,477 and $5,036,614 as of December 31, 2015 and 2014, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $789,052 and $335,441 as of December 31, 2015 and 2014, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, the 2014 financial statements have been restated to correct misstatements in the classifications within the statement of operations. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

May 26, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

DENIM.LA, INC.

BALANCE SHEETS

As of December 31, 2015 and 2014

	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$-	$-
Other receivables	13,733	14,115
Related party loans receivable	124,069	78,082
Inventory	317,030	346,569
Prepaid expenses	4,785	4,762
Total Current Assets	459,617	443,528

Non-Current Assets:
Property and equipment at cost, net	34,938	78,981
Software at cost, net	25,245	40,887
Deposits	22,764	23,714
Total Non-Current Assets	82,947	143,582

TOTAL ASSETS	$542,564	$587,110

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$344,729	$389,744
Cash - overdraw	275	1,416
Accrued expenses	58,329	36,799
Deferred revenue	8,976	16,040
Deferred rent	15,883	26,083
Other liabilities	121,503	39,782
Sales tax liability	92,439	92,543
Advance from related party	12,000	12,000
Employee backpay - related party	315,585	113,711
Accrued interest payable	2,844	-
Short-term loan payable	200,255	-
Promissory notes payable	25,000	-
Promissory notes payable - related parties	50,851	50,851
Total Current Liabilities	1,248,669	778,969
Long-Term Liabilities:
Convertible notes payable	361,079	-
Total Liabilities	1,609,748	778,969

Stockholders' Equity (Deficiency):
Series Seed convertible preferred stock, $0.0001 par, 21,209,487 shares authorized, 20,714,518 and 19,078,350 shares issued and outstanding at December 31, 2015 and 2014, respectively. Convertible into one share of common stock. Liquidation preference of $6,991,150 and $6,438,943 as of December 31, 2015 and 2014, respectively.	2,071	1,907
Common Stock, $0.0001 par, 49,000,000 shares authorized, 9,396,362 and 9,396,362 shares issued and outstanding 8,690,529 and 5,867,195 vested as of December 31, 2015 and 2014, all respectively.	940	940
Additional paid-in capital	5,621,436	4,924,729
Capital contribution receivable	(2,154)	(82,821)
Accumulated deficit	(6,689,477)	(5,036,614)
Total Stockholders' Equity (Deficiency)	(1,067,184)	(191,859)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$542,564	$587,110

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2015 and 2014

	2015	2014

Net revenues	$1,720,432	$1,737,979
Cost of net revenues:
General costs of net revenues	1,073,194	1,181,710
Loss on inventory write-off	-	398,748
Total cost of net revenues	1,073,194	1,580.458

Gross Profit	647,238	157,521

Operating Expenses:
Compensation & benefits	985,313	1,287,837
General & administrative	633,408	582,640
Sales & marketing	569,975	784,604
Professional fees	168,610	337,102
Loss on disposal of assets	-	135,623
Total Operating Expenses	2,357,306	3,127,806

Loss from operations	(1,710,068)	(2,970,285)

Other Income (Expense):
Interest expense	(85,954)	(78,227)
Interest expense - convertible note discount	-	(610,108)
Interest income - related party	3,428	9,055
Non-operating income	139,731	44,224
Total Other Income (Expense)	57,205	(635,056)

Provision for Income Taxes	-	-

Net Loss	$(1,652,863)	$(3,605,341)

Weighted-average vested common shares outstanding
-Basic and Diluted	7,161,227	4,337,891
Net loss per common share
-Basic and Diluted	$(0.23)	$(0.83)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

For the years ended December 31, 2015 and 2014

	Series Seed Convertible Preferred Stock		Common Stock					Total
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Capital Contribution Receivable	Accumulated Deficit	Stockholders' Equity (Deficiency)

Balance at January 1, 2014	-	$-	9,396,362	$940	$326,178	$(163,488)	$(1,431,273)	$(1,267,643)

Stock based compensation	-	-	-	-	138,541	-	-	138,541
Offering costs	-	-	-	-	(43,611)	-	-	(43,611)
Officer compensation - forgiven note payable	-	-	-	-	-	80,667	-	80,667
Issuance of preferred stock	3,384,053	338	-	-	920,045	-	-	920,383
Conversion of notes payable	15,694,297	1,569	-	-	2,973,468	-	-	2,975,037
Discount on conversion of convertible notes payable	-	-	-	-	610,108	-	-	610,108
Net loss	-	-	-	-	-	-	(3,605,341)	(3,605,341)
Balance at December 31, 2014	19,078,350	$1,907	9,396,362	$940	$4,924,729	$(82,821)	$(5,036,614)	$(191,859)

Stock based compensation	-	$-	-	$-	$251,871	$-	$-	$251,871
Issuance of preferred stock	1,636,168	164	-	-	444,836	-	-	445,000
Officer compensation - forgiven note payable	-	-	-	-	-	80,667	-	80,667
Net loss	-	-	-	-	-	-	(1,652,863)	(1,652,863)
Balance at December 31, 2015	20,714,518	$2,071	9,396,362	$940	$5,621,436	$(2,154)	$(6,689,477)	$(1,067,184)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities
Net Loss	$(1,652,863)	$(3,605,341)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	61,006	64,331
Stock compensation expense	251,871	138,541
Stock compensation on forgiven promissory notes	80,667	80,667
Loss on disposal of property, equipment, and software	-	135,623
Loss on inventory write-off	-	398,748
Discount on convertible note conversion	-	610,108
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	382	(14,115)
(Increase)/Decrease in related party loans receivable	(45,987)	(27,560)
(Increase)/Decrease in inventory	29,539	(57,927)
Increase/(Decrease) in prepaid expenses	(23)	4,278
Increase/(Decrease) in deposits	950	223,960
Increase/(Decrease) in accounts payable	(45,016)	(72,253)
Increase/(Decrease) in cash overdraw	(1,141)	1,416
Increase/(Decrease) in accrued expenses	21,530	13,202
Increase/(Decrease) in deferred revenue	(7,064)	(5,816)
Increase/(Decrease) in deferred rent	(10,200)	26,083
Increase/(Decrease) in other liabilities	81,721	27,898
Increase/(Decrease) in sales tax liability	(104)	58,913
Increase/(Decrease) in employee backpay - related party	201,874	60,178
Increase/(Decrease) in accrued interest payable	2,844	77,902
Net Cash Used In Operating Activities	(1,030,014)	(1,861,164)

Cash Flows From Investing Activities
Purchase of property and equipment	(1,320)	(83,297)
Capitalized software development expenditures	-	(114,597)
Net Cash Used In Investing Activities	(1,320)	(197,894)

Cash Flows From Financing Activities
Advance from related party	-	12,000
Proceeds from issuance of preferred stock	445,000	920,383
Offering costs	-	(43,611)
Net proceeds/(repayments) from short-term loan payable	200,255	-
Proceeds from promissory note payable	25,000	-
Issuance of convertible notes payable	361,079	1,100,000
Net Cash Provided By Financing Activities	1,031,334	1,988,772

Net Change In Cash	-	(70,286)

Cash at Beginning of Period	-	70,286
Cash at End of Period	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$83,110	$325

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$-	$2,975,037

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD and previously did business under the name 20Jeans until mid-2014. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $1,652,863 and $3,605,341 for the years ended December 31, 2015 and 2014, respectively, has an accumulated deficit of $6,689,477 and $5,036,614 as of December 31, 2015 and 2014, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $789,052 and $335,441 as of December 31, 2015 and 2014, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Cash equivalents and concentration of cash balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2015 and 2014, the Company had negative cash balances of $275 and $1,416, respectively.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2015 and 2014 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party. During 2014, $398,748 of inventory was written off in conjunction with the rebranding and change of business strategy from 20 Jeans to DSTLD.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Capital Assets

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2015 and 2014 consist of software with 3 year lives and property and equipment with 3-10 year lives.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for website developed for use internal and external, has been charged to operations in the period incurred. Costs incurred after determination of readiness for market have been expensed as incurred. The Company capitalized certain costs in the development of its website software for the period after technological feasibility was determined and prior to readiness for market.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $61,006 and $64,334 as of December 31, 2015 and 2014, respectively. A loss on disposal of assets of $135,623 was recognized in 2014 related to the rebranding and change of business strategy from 20 Jeans to DSTLD where certain software and property were disposed without any sales proceeds. Capital assets as of December 31, 2015 and 2014 are as follows:

	2015	2014
Computer equipment	$36,884	$35,564
Furniture and fixtures	2,284	2,284
Leasehold improvements	81,325	81,325
	120,493	119,173
Accumulated Depreciation	(85,555)	(40,192)

Property and Equipment, net	$34,938	$78,981

Depreciation Expense	$45,364	$32,930

Software (website and related)	$52,200	$52,200
Accumulated Amortization	(26,955)	(11,313)

Software, net	$25,245	$40,887

Amortization Expense	$15,642	$31,401

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2015	2014
Stock warrants	10,000	10,000
Series Seed Preferred Stock (convertible to common stock)	20,714,518	19,078,350
Convertible notes *	1,671,662	-
Stock options	10,484,319	4,629,319
Total potentially dilutive shares	32,880,499	23,717,669

*: Convertible notes potential shares calculated based on latest preferred stock issuance pricing of $0.27, applied at the 20% discount per the note agreements. See Note 5 for more information.

As all potentially dilutive securities are anti-dilutive as of December 31, 2015 and 2014, diluted net loss per share is the same as basic net loss per share for each year.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Reclassifications to Previously Issued Financial Statements

The 2014 financial statements were previously issued in conjunction with a filing with the Securities and Exchange Commission under Form 1-A on March 23, 2016, along with an Independent Auditor’s Report dated March 7, 2016. These financial statements have been reissued to correct the classification of the 2014 “Loss on inventory write-off” of $398,748 from a component of “Other Income (Expense)” to a component of “Costs of Net Revenues” and to correct the classification of “Loss on disposal of assets” of $135,623 from a component of “Other Income (Expense)” to a component of “Operating Expenses,” both in the 2014 Statement of Operations. These reclassifications did not affect net loss or stockholders’ equity, but did change the “Cost of net revenues,” “Gross profit,” and “Loss from operations” in the Statement of Operations.

NOTE 4: STOCKHOLDERS’ DEFICIT

Common Stock

The Company authorized 49,000,000 shares of common stock at $0.0001 par value as of each December 31, 2015 and 2014. As of each December 31, 2015 and 2014, 9,396,362 shares of common stock were issued and outstanding.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from immediate to four years contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2015 and 2014, 8,690,529 and 5,867,195 of the issued and outstanding shares had vested. All 705,833 of the unvested shares as of December 31, 2015 vest during 2016.

The Company has reserved 12,742,395 shares of its common stock pursuant to the 2013 Stock Plan. 10,484,319 and 4,629,319 stock options are outstanding as of December 31, 2015 and 2014, respectively.

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. As of December 31, 2015 and 2014, 20,714,518 and 19,078,350 shares of preferred stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27) multiplied by a multiple of 1.00 or 1.25 depending upon certain conditions; 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of December 31, 2015 and 2014, the liquidation preference was subject to the 1.25 multiple and amounted to $6,991,150 and $6,438,943, respectively.

The Company issued its Series Seed Preferred Stock during 2014 and 2015, resulting in the issuance of 5,020,221 shares of preferred stock at an issuance price of $0.27 per share. These issuances provided proceeds of $445,000 and $920,383 for the years ended December 31, 2015 and 2014, respectively. As discussed in Note 5, convertible notes payable were converted to preferred stock in 2014, resulting in the issuance of 15,694,297 shares of preferred stock, relieving principal and accrued interest of $2,975,037 on the convertible notes payable.

NOTE 5:  LONG-TERM DEBT

Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. Interest expense of $82,223 was recorded on this note during the year ended December 31, 2015.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Notes Payable

In January 2013, the Company issued two non-convertible notes payable to related parties in the aggregate principal amount of $50,644. Interest on the notes is 0.21%. The notes are payable on demand, but remain outstanding in the amount of $50,851 as of each December 31, 2015 and 2014.

In November 2015, the Company issued an unsecured promissory note for $25,000, bearing interest at 2% per annum and maturing on December 31, 2015. The note was not paid on the due date and remained outstanding at year-end.

Convertible Notes Payable – 2013 and 2014 issuances

Between January 2013 and June 2014, the Company issued various convertible promissory notes, subject to automatic conversion upon a qualified equity financing in excess of $1,000,000, as defined in the note agreements. The notes were issued with varying terms as outlined in the following schedule.

Issuance Year	Number of Notes	Combined Principal Amount	Interest Rate	Conversion Terms	Term	Number of Shares Converted into during 2014	Maturity

2013	1	$50,000	F	A	18 months	1,222,364	2014
2013	6	522,703	G	B	36 months	4,043,178	2016
2013	6	470,000	G	C	36 months	2,253,883	2016
2013	12	725,000	G	D	36 months	3,433,511	2016
2014	10	600,000	G	D	36 months	2,884,615	2017
2014	4	500,000	G	E	36 months	1,856,746	2017
		$2,867,703				15,694,297

A: Convertible into greater of (a) conversion into preferred stock at no discount or (b) 5.25% of pre-money fully-diluted capitalization (including shares from this convertible note only).

B: Automatic conversion at a qualified equity financing (over $1,000,000) with $3 million valuation cap or 20% discount to the lowest price paid in the triggering equity financing round.

C: Automatic conversion at a qualified equity financing (over $1,000,000) with $6 million valuation cap or 20% discount to the lowest price paid in the triggering equity financing round.

D: Automatic conversion at a qualified equity financing (over $1,000,000) with $7.5 million valuation cap or 20% discount to the lowest price paid in the triggering equity financing round.

E: Convertible with $9.0 million valuation cap, no discount.

F: 6% fixed interest rate.

G: Variable interest rate equal to the Wall Street Journal Prime (3.25% during life of each note).

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

The Company determined that these notes, with the exception of the notes denoted above with “E” and containing no discount provision, contained beneficial conversion features contingent upon a future event due to the discounted conversion provision. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these notes totaled $610,108 based on the issuance date fair value of the Company’s stock and the 20% conversion discount. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, are recognized upon consummation of the qualified equity financing (conversion trigger).

In October 2014, all of these convertible notes were converted, inclusive of accrued and unpaid interest, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 15,694,297 shares of preferred stock. After this conversion event, none of these convertible notes payable or related accrued interest payable remained outstanding. The discount from the intrinsic value of the convertible notes’ beneficial conversion features totaling $610,108 was recognized to interest expense and additional paid-in capital on the conversion date as the conversion was simultaneous with resolution of the contingent event triggering convertibility.

Convertible Notes Payable – 2015 issuances

Between July and December 2015, the Company issued fourteen convertible promissory notes of varying amounts, subject to automatic conversion upon a qualified equity financing in excess of $1,500,000 and optional conversion upon a non-qualified equity financing, as defined in the note agreements. The notes’ conversion rate includes a 20% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $15,000,000 by the fully-diluted capital at the date of the conversion if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes are convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. This provides that 80% of the converted shares will be preferred stock and 20% will be common stock. The total principal of these issuances amounted to $361,079. Interest is accrues on the notes at the Wall Street Journal Prime (3.25% - 3.50% during 2015) until maturity and amounted to $2,844 as of December 31, 2015. Accrued interest is not convertible on these notes. The notes have a 36 month term and each expires in 2018, when all principal and accrued interest comes due.

Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes totaled $90,270 based on the issuance date fair value of the Company’s stock and the 20% conversion discount. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, will be recognized if and upon consummation of the qualified equity financing (conversion trigger), which has not occurred as of December 31, 2015.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

As of December 31, 2015, none of the 2015 convertible notes payable had been converted and all remained outstanding in their full principal amount.

NOTE 6:  INCOME TAXES

For the years ended December 31, 2015 and 2014, the Company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets of $1,808,171 and $1,342,076 as of December 31, 2015 and 2014, respectively. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, and stock based compensation.

As of December 31, 2015 and 2014, the Company has net operating loss carryforwards of $5,217,788 and $3,903,742, which will begin to expire in 2033.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of December 31, 2015 and 2014, 9,167 and 4,167 warrants had vested, respectively.

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 12,742,395 shares as of December 31, 2015 and 2014. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 2,170,076 and 8,025,076 as of December 31, 2015 and 2014, respectively.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	4,629,319	$0.15	-
Granted	5,855,000	$0.10	5,547,652	$0.15
Exercised	-		-
Forfeited	-		(918,333)	$0.15
Outstanding - end of year	10,484,319	$0.12	4,629,319	$0.15
Exercisable at end of year	6,309,775	$0.13	2,374,725	$0.15

Weighted average grant date fair value of options granted during year	$0.060		$0.052

Weighted average duration (years) to expiration of outstanding options at year-end	9.47		9.11
Aggregate Intrinsic Value	$-		$-

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

	2015	2014

Risk Free Interest Rate	1.62%	1.66%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	73.00%	73.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$0.06	$0.05

Stock-based compensation expense of $251,871 and $138,541 was recognized under FASB ASC 718 for the years ended December 31, 2015 and 2014, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $249,365 and $149,937 for the years December 31, 2015 and 2014, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

Related Party Loans Receivable

The Company has loaned funds to two officers of the Company throughout the life of the business, which amounted to $124,069 and $78,082 as of December 31, 2015 and 2014. These loans are payable on demand and do not bear interest.

Related Party Advance Payable

A family member of an officer advanced the Company $12,000 during 2014. This amount remains unpaid and outstanding as of December 31, 2015 and 2014.

This individual also owns and controls a company that provides accounting services to the Company at a rate of $2,500 per month commencing in 2015. $7,500 was due under this arrangement as of December 31, 2015.

Promissory Notes Payable:

The Company issued promissory notes payable to two founders of the Company during 2013. These notes bear interest at 0.21%, are payable on demand, and have a combined principal balance due of $50,851 as of each December 31, 2015 and 2014.

Employee Backpay:

Two officers of the Company have deferred their salary during portions of 2014 and 2015 due to cash flow needs of the Company. Such amounts payable as of December 31, 2015 and 2014 were $315,585 and $113,711.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

Payment processor:

The Company’s backend payment processor’s majority shareholder is a director of the company.

Officer stock issuance and promissory note:

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the company under a restricted stock purchase agreement. The company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). 2,151,111 and 1,344,445 shares have vested as of December 31, 2015 and 2014, respectively.

The $242,000 proceeds from this common stock issuance were received by the company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through December 31, 2015 and remains outstanding in the full amount as of December 31, 2015. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

The company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon through December 31, 2015.

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expires after 39 months, on February 28, 2017. Monthly lease obligations under the agreement are base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent is contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease. The lease agreement provides for a three month rent and operating expense credit for the months January through March of 2014, where a total of $33,168 of rent was credited by the lessor to the Company for these months. In the event of a default on the lease terms, this credit is contractually payable back to the lessor in the full amount. The Company defaulted on the lease terms when its December 2014 lease payment was not paid within five business days of its due date. Therefore, the Company accrued the full rent credit of $33,168 to accounts payable as of December 31, 2015 and 2014 to recognize the potential obligation to the lessor, though this amount has yet to be billed to the Company.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expires in February 2017. The income from the sublease is recorded to Other Income on the Statements of Operations.

The Company has entered into a lease agreement on office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

The following are the minimum future lease obligations on the Company’s lease agreements:

December 31,	Lease Obligations
2015	136,046
2016	138,972
2017	23,162
298,180

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

See accompanying Independent Auditor’s Report

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the years then ended

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

Business Loan

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans require a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company may borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan is to be paid down daily with proceeds from the sale of inventory. The loan is revolving, and therefore the company can continue to draw on the note up to 50% of eligible inventory as the loan is being paid down. The maximum credit limit for this loan is $1,000,000. This loan bears interest at prime plus 11.75%, with a minimum rate of 15%. The loan has a one year term. The total drawn on the loan at issuance was $125,000.

Term Loan: This term loan is provided to satisfy the Company’s secured indebtedness to OnDeck Capital, the overdue balance of sales tax owed to the California State Board of Equalization, and provide Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan has a maximum balance of $300,000. The term loan bears interest at 24%, with a default rate of 31%. All principal on the term loan is due July 31, 2016 and interest is due and payable monthly. The term loan may be extended for up to 90 days at the lenders discretion for a principal amount not to exceed $150,000, subject to an extension fee. The total drawn on the loan at issuance was $235,436.

Convertible Note

During 2016, the Company has issued $690,000 of convertible promissory notes under similar terms to the 2015 convertible note issuances discussed in Note 5. $60,000 of such was not yet been funded to the Company as of the issuance of these financial statements.

Management’s Evaluation

Management has evaluated subsequent events through May 26, 2016, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

INDEX TO EXHIBITS

Exhibit 1	Placement Agreement with North Capital Private Securities Corporation
Exhibit 2.1	Amended and Restated Certificate of Incorporation**
Exhibit 2.2	Bylaws**
Exhibit 3.1	Amended and Restated Investors’ Rights Agreement**
Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement**
Exhibit 3.3	Amended and Restated Voting Agreement**
Exhibit 4	Form of Subscription Agreement
Exhibit 6.1	Payment Processing Agreement with Banctek Solutions**
Exhibit 6.2	Employment Agreement with Mark Lynn**
Exhibit 6.3	Employment Agreement with Corey Epstein**
Exhibit 6.4	Updated Employment Agreement with Corey Epstein**
Exhibit 6.5	Employment Agreement with Kevin Morris**
Exhibit 6.6	Employment Agreement with Conrad Steenberg**
Exhibit 6.7	Promissory Note of Mark Lynn
Exhibit 6.8	Promissory Note of Corey Epstein
Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P.
Exhibit 6.10	Promissory Note of Mark Lynn
Exhibit 11	Consent of Artesian CPA**
Exhibit 12	Opinion as to validity of securities
Exhibit 13	Testing the waters materials

*	To be filed by amendment to this Offering Circular
**	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 9, 2016.

Denim.LA, Inc.

By	/s/ Mark T. Lynn

Mark T. Lynn, Chief Executive Officer of
Denim.LA, Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark T. Lynn

Mark T. Lynn, Co-Chief Executive Officer, Director

Date: June 9, 2016

/s/ Corey Epstein

Corey Epstein, Co-Chief Executive Officer, Director

Date: June 9, 2016

/s/ Kevin Morris

Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer

Date: June 9, 2016

/s/ Trevor Pettennude

Trevor Pettennude, Director

Date: June 9, 2016

/s/ John Tomich

John Tomich, Director

Date: June 9, 2016

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